EXHIBIT 99.1

400 N. Sam Houston Parkway E. Suite 1000 Houston, TX 77060-3500 (281) 618-0400 (281) 848-6502 fax

2500 CityWest Boulevard Suite 2200 Houston, TX 77042-3097 (713) 361-2600 (713) 361-2690 fax

FOR IMMEDIATE	Cal Dive Contact:	Horizon Contact:
RELEASE	G. Kregg Lunsford	Ronald D. Mogel
	Chief Financial Officer	Chief Financial Officer
November 2, 2007	(281) 618-0516	(713) 243-2753
Cal Dive and Horizon Receive Early Termination of the
Hart-Scott-Rodino Merger Notification Waiting Period
HOUSTON, TX — (November 2, 2007) Cal Dive International, Inc. (NYSE:DVR) and Horizon Offshore, Inc. (Nasdaq:HOFF) announced today that they have received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for Cal Dive’s pending acquisition of Horizon.
Horizon has set December 10, 2007 as the date for a Special Meeting of Shareholders to consider and vote on the proposed merger. All shareholders of record as of October 17, 2007 (the record date) will be entitled to receive notice of, and to vote at, the Special Meeting. Cal Dive and Horizon plan to close the transaction as soon as practicable following the Special Meeting, assuming the requisite favorable vote of Horizon’s shareholders is obtained and all other conditions to closing are satisfied.
Cal Dive International, Inc., headquartered in Houston, Texas, is a marine contractor that provides manned diving, pipelay and pipe burial services to the offshore oil and gas industry on the Gulf of Mexico Outer Continental Shelf, the Middle East, Southeast Asia and Australia, with a fleet of 26 vessels, including 23 surface and saturation diving support vessels as well as three shallow water pipelay vessels.
Horizon Offshore, Inc., headquartered in Houston, Texas, provides marine construction services for the offshore oil and gas and energy industries. The Company’s fleet of nine vessels is used to perform a wide range of marine construction services, including installation and repair of marine pipelines to transport oil and gas and other subsea production systems, and the installation and abandonment of production platforms, in the Gulf of Mexico, Latin America, Southeast Asia/Mediterranean, and West Africa.

CAUTIONARY STATEMENT
This press release may include “forward-looking” statements that are generally identifiable through our use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project” and similar expressions and include any statements that we make regarding our earnings expectations. The forward-looking statements speak only as of the date of this release, and we undertake no obligation to update or revise such statements to reflect new information or events as they occur. Our actual future results may differ materially due to a variety of factors, including changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our inability to obtain contracts with favorable pricing terms if there is a downturn in our business cycle, intense competition in our industry, the operational risks inherent in our business, risks associated with our relationship with Helix Energy Solutions Group, Inc., our controlling stockholder, and other risks detailed in our 2006 Annual Report on Form 10-K.